EXHIBIT 21.1

SUBSIDIARIES OF TRAVELZOO INC.

Subsidiaries	Jurisdiction

Travelzoo (Asia Pacific) Limited	Hong Kong
Travelzoo (Australia) Pty Limited	Australia
Travelzoo (Canada) Inc.	Canada
Travelzoo (China) Limited	Hong Kong
Travelzoo (Europe) Limited	United Kingdom
Travelzoo (Hong Kong) Limited	Hong Kong
Travelzoo Kabushiki Kaisha	Japan